Exhibit 99.1





                      NORTH EUROPEAN OIL ROYALTY TRUST


                 CALCULATION OF COST DEPLETION PERCENTAGE
                           FOR 2010 CALENDAR YEAR
                              BASED ON THE
               ESTIMATE OF REMAINING PROVED PRODUCING RESERVES
                        IN THE NORTHWEST BASIN OF THE
                         FEDERAL REPUBLIC OF GERMANY
                            AS OF OCTOBER 1, 2010



























                      Ralph E. Davis Associates, Inc.

                  Consultants - Petroleum and Natural Gas
                     1717 St. James Place, Suite 460
                          Houston, Texas 77056

                             (713) 622-8955

                    T A B L E   O F   C O N T E N T S




Discussion  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

Description of Holdings . . . . . . . . . . . . . . . . . . . . . . . . 2,3

Oldenburg Area - Sales and Reserves . . . . . . . . . . . . . . . . . . . 3

Total Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

Gross Reserves  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

Net Reserves . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4,5

Limitations of Available Data . . . . . . . . . . . . . . . . . . . . . 5,6

Calculation of Cost Depletion Percentage  . . . . . . . . . . . . . . . 7,8

Certificate of Qualification  . . . . . . . . . . . . . . . . . . . . . . 9

Attachment A:
     Reserve Summary and Five Year Net Sales History  . . . . . . . . .  10

Attachment B:
     Calculation of Cost Depletion Percentage . . . . . . . . . . . . 11,12

                      Ralph E. Davis Associates, Inc.

                  Consultants - Petroleum and Natural Gas
                     1717 St. James Place, Suite 460
                          Houston, Texas 77056

                             (713) 622-8955



                                                        December 17, 2010

The Trustees of
North European Oil Royalty Trust
P. O. Box 456
Red Bank, New Jersey 07701


Trustees:

          In accordance with the request of the Trustees of North European Oil Royalty Trust (the "Trustees"), the firm of Ralph E. Davis Associates, Inc. of Houston, Texas has performed the calculations necessary to derive the cost depletion percentage for the 2010 calendar year. The cost depletion percentage was prepared for use by individual Trust unit owners in their tax preparations. In order to perform the calculation of the cost depletion percentage we were further requested by the Trustees to prepare a report of the estimated remaining proved producing reserves attributable to the overriding royalty interest of North European Oil Royalty Trust (the "Trust") in the Northwest German Basin of the Federal Republic of Germany as of October 1, 2010.

          The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210 Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application Section 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

          The proved producing reserves are as of October 1, 2010 and the reported sales are for the twelve month period ending September 30, 2010.
The use of the period ending September 30, 2010 is consistent with prior years and allows the timely calculation of the royalty reserves and the cost depletion percentage for the calendar year. Throughout this report the unit price used for crude oil, condensate, natural gas and sulfur is based upon the appropriate price in effect for each of the twelve months during fiscal 2010 and averaged for the period. Based on the results of our calculation of estimated remaining proved producing reserves contained in the first part of this report, we have performed the calculations necessary to derive the cost depletion percentage for the 2010 calendar year. As detailed in Attachment B, the cost depletion percentage for the 2010 calendar year for Trust unit owners is equal to 8.1743 % of their cost base as of January 1, 2010.

                                 - 51 -
North European Oil Royalty Trust                           December 17, 2010
                                                                      Page 2

                           DESCRIPTION OF HOLDINGS
                           -----------------------

          The Trust holds various overriding royalty rights on sales of gas, sulfur and oil from certain concessions and leases in the Federal Republic of Germany. The Oldenburg concession (1,398,000 acres), covering virtually the entire former Grand Duchy of Oldenburg and located in the federal state of Lower Saxony, is held by Oldenburgische Erdolgesellschaft ("OEG"). OEG in turn is owned by Mobil Erdgas-Erdol GmbH ("Mobil Erdgas"), the German subsidiary of ExxonMobil Corp. and by BEB Erdgas und Erdol GmbH ("BEB"), a joint venture of ExxonMobil Corp. and the Royal Dutch/Shell Group. As a result by direct and indirect ownership, ExxonMobil Corp. owns two-thirds of OEG and the Royal Dutch/Shell Group owns one-third of OEG.

          The Oldenburg concession is the major source of royalty income for the Trust. All proved producing reserves within the Oldenburg concession are covered by this report. Although the Trust has interests in other producing areas, reserves and net sales for these areas are no longer used in the
calculation of the annual cost depletion percentage.   The exclusion of these
reserves does not have a material effect on the calculation of the cost depletion percentage. We will continue to monitor the quarterly statements and, if increases are noted that could materially add reserves to the Trust, we will resume estimating future reserves.


          1. In 2002 Mobil Erdgas and BEB formed a new company ExxonMobil Production Deutschland GmbH to carry out all exploration, drilling and production within the Oldenburg concession. All sales activities are still handled by either Mobil Erdgas or BEB.

              (a) Under one set of rights covering the western part of the Oldenburg concession (approximately 662,000 acres), the Trust receives a royalty payment of 4% on gross receipts from sales by Mobil Erdgas of gas well gas, oil well gas, crude oil and condensate (the "Mobil Agreement"). Under the Mobil Agreement there is no deduction of costs prior to the calculation of royalties from gas well gas or oil well gas, which together account for approximately 99% of all the royalties under said agreement.

              (b) Under another series of rights covering the entire Oldenburg concession and pursuant to an agreement with OEG, the Trust receives royalties at the rate of 0.6667% on gross receipts from sales of gas well gas, oil well gas, crude oil, condensate and sulfur (removed during the processing of sour gas) less a certain allowed deduction of costs (the "OEG Agreement"). Under the OEG Agreement, 50% of the field handling, treatment and transportation costs as reported for state royalty purposes are deducted from gross sales receipts prior to the calculation of the royalty to be paid to the Trust.

                                 - 52 -
North European Oil Royalty Trust                           December 17, 2010
                                                                      Page 3



             (c) The Trust is also entitled to receive from Mobil Erdgas a 2% royalty payment on gross receipts of sales of sulfur obtained as a by-product of sour gas produced from the western part of Oldenburg. However, the payment of the sulfur royalty is provisional on whether Mobil Erdgas' selling price meets or exceeds the indexed base price. The selling price had been below the indexed base price for more than ten years, but beginning in the second quarter of fiscal year 2008 the price for sulfur exceeded the indexed base price. The average selling price for sulfur exceeded the indexed base price, and the Trust received sulfur royalties under the Mobil Agreement, during the second, third and fourth quarters of fiscal 2008, the first quarter of fiscal 2009 and the third quarter of fiscal 2010. Reserves for this royalty are not included in overall reserve calculations.



                     OLDENBURG AREA -  SALES AND RESERVES
                     ------------------------------------

          The Trust's royalty income comes primarily from the Oldenburg area. Gas production accounts for the majority of the income; however, the hydrogen sulfide in much of the gas produced necessitates its removal before the gas can be sold. At the Grossenkneten desulfurization plant, the hydrogen sulfide in sour gas is removed. Following earlier renovations and improvements to the plant, the plant's present input capacity stands at 679.4 million cubic feet ("MMcf") per day. A second desulfurization plant, Norddeutsche Erdgas Aufbereitungs GmbH ("NEAG") remains connected by pipeline with the transportation system of the Oldenburg concession but is currently being utilized only to a limited degree for the processing of gas from Oldenburg.



                                TOTAL SALES
                                -----------

          During the twelve months ending September 30, 2010, total sales for the Oldenburg area were as follows:

                                      WEST        EAST        TOTAL
                                      ----        ----        -----

     Gas Well Gas-MMcf               43,527      70,178      113,705
     Oil Well Gas-MMcf                   46           8           54
     Oil & Condensate-Barrels        79,011      40,835      119,846
     Sulfur-Short Tons              172,645     472,426      645,071




                                 - 53 -
North European Oil Royalty Trust                           December 17, 2010
                                                                      Page 4


                               GROSS RESERVES
                               --------------

          Estimated gross remaining proved producing reserves attributable to the total Oldenburg area as of October 1, 2010 are as follows:

                                      WEST           EAST          TOTAL
                                      ----           ----          -----
     Gas Well Gas-MMcf              459,928        970,880      1,430,808
     Oil Well Gas-MMcf                  486             34            520
     Oil & Condensate-Barrels     1,158,809        591,416      1,750,225
     Sulfur-Short Tons            1,836,175      7,135,231      8,971,406



                                NET RESERVES
                                ------------

          To present an accurate picture of estimated proved producing reserves net to the Trust, the gross reserve figures outlined above must be modified by the impact of the different royalty rates in effect in the Oldenburg concession. A comparison of the Trust's overriding royalty rates in both the western and eastern areas of Oldenburg is as follows:

               Mobil Erdgas                  West          East
               ---------------            ----------    ----------
                    Gas & Oil                 4%            0%
                    Sulfur                    2%(1)         0%

               BEB
               ---------------
                    Gas & Oil              0.6667%(2)    0.6667%**
                    Sulfur                 0.6667%(2)    0.6667%**

(1) With the exception of the third quarter of fiscal 2010, no royalty payments under the Mobil Erdgas sulfur royalty were received.

(2) Prior to the calculation of royalties, 50% of costs as reported for state royalty purposes are deducted.














                                 - 54 -
North European Oil Royalty Trust                           December 17, 2010
                                                                      Page 5

          The application of these royalty rates to the estimated gross remaining proved producing reserves attributable to the western and eastern Oldenburg areas yields the combined estimated proved producing reserves net to the Trust. The Trust's estimated remaining net proved producing reserves as of October 1, 2010 and net sales for the twelve month period ending September 30, 2010 are as follows:

                                            Reserves         Sales
                                            --------         -----
               Gas Well Gas-MMcf             26,940          2,421
               Oil Well Gas-MMcf                 22              2
               Oil & Condensate-Barrels      56,840          3,916
               Sulfur-Short Tons             85,085(1)       6,937(1)

(1) With the exception of the third quarter of fiscal 2010, no royalty payments under the Mobil Erdgas sulfur royalty were received.


          A summary of net proved producing reserves by product and a five year history of net sales attributable to the royalty interests of the Trust are presented in Attachment A.


                      LIMITATIONS OF AVAILABLE DATA
                      -----------------------------

          The reserves considered in this report are defined as proved producing reserves. Proved producing reserves are limited to those quantities which can be expected to be recoverable commercially from known reservoirs at current prices and costs, under existing regulatory practices and with existing conventional equipment and operating methods. Proved producing reserves do not include either proved developed non-producing reserves or any class of probable reserves.

          The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations. In addition to individual well production history, geological and well test information, when available, were utilized in the evaluation.

          The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. Reserve estimates presented in this report are calculated using acceptable methods and procedures and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates.

          For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

                                 - 55 -
North European Oil Royalty Trust                           December 17, 2010
                                                                      Page 6


          These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein.

          The Trust, as an overriding royalty interest owner, does not receive proprietary data from the various operators on producing wells. Data, such as logs, core analysis, reservoir tests, pressure tests, gas analyses, geologic maps, and individual well production histories on all of the wells which are used in volumetric and material balance type reserve estimates, are not available to the Trust. The lack of such data increases the inherent uncertainties of our reserve estimate.

          The Trust receives various monthly and quarterly statements from the operators that report production, sales and revenue data. Utilizing the same procedures as in prior years, this information plus published information received from W.E.G. (a German organization comparable to the American Petroleum Institute or the American Gas Association) has been used to prepare this annual report. In addition, the Trust retains a part-time consultant in Germany who is familiar with the German petroleum industry in general and the operating companies in particular. His periodic reports and communications were considered in the preparation of this report.

          We believe that reserve estimates prepared using all the available data are appropriate and sufficient for the calculation of the cost depletion percentage. However, due to the limitations of available data, this estimate of reserves cannot have the same degree of accuracy that an estimate of reserves prepared using all pertinent data would have. Our experience in the evaluation of reserves using such limited data, including nineteen (19) years of experience working for the Trust, compensates somewhat for the limitations of available data.

          The data in the reports received by the Trust is in metric tons and cubic meters. The following Metric to English Unit conversion factors were used:

               Gas:     37.25 cubic feet per cubic meter at 14.7 psia
                        and 60 degrees Fahrenheit
               Oil:     7.23 barrels per metric ton
               Sulfur:  1.1 short tons per metric ton












                                 - 56 -
North European Oil Royalty Trust                           December 17, 2010
                                                                      Page 7


                 CALCULATION OF COST DEPLETION PERCENTAGE
                 ----------------------------------------

          The categories of proved producing reserves considered in the calculation of the cost depletion percentage are oil, oil well gas, and gas well gas. Sulfur is a by-product of gas production and is not considered in the computation of total cost depletion percentage.

          For each category of reserves, a product base was established for the Trust as of January 1, 1976. Through the use of these product bases, we can account for the relative size of each of these categories of reserves and the corresponding impact on the calculation of the cost depletion percentage. The product base for each category of proved producing reserves is reduced annually by an adjustment that is calculated by multiplying the product base at the beginning of the current year by the depletion factor for that category of reserves. The depletion factor for each category of reserves is the ratio of the relevant net sales during the current year to the corresponding adjusted net proved producing reserves at the beginning of the current year.

          Significant items in the cost depletion percentage calculation that appear on Attachment B as specific item numbers, shown in parentheses and their sources are as follows:

               The adjusted estimated net proved producing reserves as of 10/1/09 Line (3) is obtained by adding the estimated remaining net proved producing reserves as of 10/1/09 Line (1) and the adjustments to reserves during the period Line (2). Therefore Line (3) = Line (1)+ Line (2).

               The depletion factor Line (6) for each category of proved producing reserves is obtained by dividing the relevant net sales Line (4) by the corresponding adjusted estimated net proved producing reserves as of 10/1/09 Line (3). Therefore Line (6) = Line (4) / Line (3).

               The product base for each category of proved producing reserves as of 1/1/09 Line (7) and the adjustment taken during 2009 Line
               (8) were obtained from the previous year's report. The product base as of 1/1/10 Line (9) forms the initial starting point for the calculation of the cost depletion percentage for the 2010 tax year. The product base for 1/1/10 Line (9) then is Line (7)
               - Line (8).

               The adjustment to the product base for each category of proved producing reserves Line (10) is used to reduce the product base as of the beginning of each year. This adjustment is the product of the depletion factor for each category of proved producing reserves Line (6) multiplied by the corresponding product base as of 1/1/10 Line (9). Therefore Line (10) =
               Line (6) x Line (9).

                                  - 57 -
North European Oil Royalty Trust                           December 17, 2010
                                                                      Page 8


               The cost depletion percentage Line (11) then is the sum of the adjustment to the product base of each category of proved producing reserves [Sum Line (10)] divided by the sum of the product base for each category as of 1/1/10 [Sum Line (9)]. Therefore Line (11) = [Sum Line (10)] / [Sum Line (9)].


          The cost depletion percentage represents the total allowable cost depletion for the 2010 calendar year for the Trust's unit owners, expressed as a percentage of their cost base as of January 1, 2010.

                                          Sincerely yours,
                                          RALPH E. DAVIS ASSOCIATES, INC.



                                          /s/ Allen C. Barron
                                          ----------------------------
                                              Allen C. Barron, P.E.
                                              President
































                                  - 58 -
North European Oil Royalty Trust                           December 17, 2010
                                                                      Page 9



                          CERTIFICATE OF QUALIFICATION
                          ----------------------------


          I, Allen C. Barron, Registered Professional Engineer, do hereby certify:


          1. That I am President of the consulting firm of Ralph E. Davis Associates, Inc. with offices at 1717 St. James Place, Suite 460, Houston, Texas 77056.

          2. That I have prepared a reserve report on the interests of the North European Oil Royalty Trust in the Northwest Basin of the Federal Republic of Germany as of October 1, 2010 for the purpose of calculating the cost depletion percentage applicable to Trust unit owners for the 2010 calendar year.

          3. That I have no direct or indirect interest, nor do I expect to receive any direct or indirect interest, in the properties or in any securities of the North European Oil Royalty Trust.

          4. That I attended The University of Houston and that I graduated with a Bachelor of Science Degree in Chemical Engineering with a Petroleum Engineering Option in 1968.

          5. That I am a Registered Professional Engineer in the State of Texas Registration Number 49284, and that I am a member in good standing of the National Society of Professional Engineers, the Texas Society of Professional Engineers, the Society of Petroleum Engineers, the Society of Petroleum Evaluation Engineers, the American Association of Petroleum geologists and other industry organizations.

          6. That I have in excess of forty years experience in the evaluation of oil and gas properties in the United States, Canada, South America, Asia and Germany, and that I have been practicing as a consultant in petroleum reservoir engineering since 1978.



                                          RALPH E. DAVIS ASSOCIATES, INC.

                                            /s/ Allen C. Barron
                                           ---------------------------------
                                                Allen C. Barron, P.E.
                                                President



                                 - 59 -
North European Oil Royalty Trust                           December 17, 2010
                                                                     Page 10

                               ATTACHMENT A

                     NORTH EUROPEAN OIL ROYALTY TRUST
              RESERVE SUMMARY AND FIVE YEAR NET SALES HISTORY


ESTIMATED NET PROVED PRODUCING RESERVES
---------------------------------------
AS OF OCTOBER 1, 2010
---------------------
                                  OLDENBURG
---------------------------------------------------------------------------

               Gas Well       Oil Well          Oil/Cond.       Sulfur
                 Gas            Gas
                 MMcf           MMcf             Barrels       Short Tons
              ---------      ----------        ----------      ----------

               26,940           22               56,840          85,085(1)




FIVE YEAR NET SALES SUMMARY
---------------------------
12 MONTHS ENDING SEPTEMBER 30, 2010
-----------------------------------

                                  OLDENBURG
---------------------------------------------------------------------------

               Gas Well       Oil Well          Oil/Cond.       Sulfur
                 Gas            Gas
                 MMcf           MMcf             Barrels       Short Tons
             ----------      ----------        ----------     ------------

    2010       2,421             2                3,916          6,937(1)
    2009       2,816             2                4,828          8,780(2)
    2008       2,975             1                4,763          8,985(3)
    2007       3,586             2                5,934          3,822(4)
    2006       4,031             2                5,653          5,158(4)


     (1) With the exception of the third quarter of fiscal 2010, no payments were received under the Mobil Erdgas sulfur royalty.
     (2) With the exception of the first quarter of 2009, no payments were received under the Mobil Erdgas sulfur royalty.
     (3) Payments under the Mobil Erdgas sulfur royalty resumed as of the second quarter of fiscal 2008 and continued through the remainder of the fiscal year.
     (4) At then current prices, no payments were received under the Mobil Erdgas sulfur royalty.

                                 - 60 -
North European Oil Royalty Trust                           December 17, 2010
                                                                     Page 11
                               ATTACHMENT B

                     NORTH EUROPEAN OIL ROYALTY TRUST
               CALCULATION OF TOTAL COST DEPLETION PERCENTAGE

                   For the Year Ending December 31, 2010

                                                   OLDENBURG
                                       -------------------------------------
                                       Gas Well     Oil Well
                                         Gas          Gas            Oil
                                         MMcf         MMCF         Barrels
                                       -------     ----------     ----------

NEORT NET RESERVES  (Million Cubic Feet of Gas and Barrels of Oil )
------------------------------------------------------------------

 1. Estimated remaining net proved
    producing reserves as of 10-1-09   30,041          21           69,809

 2. Adjustments to reserves
    during period                        -680           3           -9,053

 3. Adjusted est. net proved
    producing reserves
    as of 10-1-09                      29,361          24           60,756

 4. Net sales from 10-1-09
    to 9-30-10                          2,421           2            3,916

 5. Estimated remaining net proved
    producing reserves
    as of 10-1-10                      26,940          22           56,840

RESERVE DEPLETION FACTOR
-----------------------------

 6. Depletion factor                  0.08246        0.08333       0.06445

NEORT WEIGHTED PRODUCT BASE ALLOCATION
-------------------------------------------

 7. Product base as of 1-1-09         5.02893        0.00452       0.20425

 8. Less adjustments taken
    during 2009                       0.43100        0.00039       0.01313

 9. Product base as of 1-1-10         4.59793        0.00413       0.19112

 10. 2010 Adjustment
     to product base                  0.37915        0.00034       0.01232

 11. Cost depletion percentage for 2010 calendar year for Trust unit owners is equal to 8.1743 percent of their 1-1-10 cost base.


                                 - 61 -
North European Oil Royalty Trust                           December 17, 2010
                                                                     Page 12


   Footnotes:

      Line (1) from reserves review as of 10-1-09
      Line (2) from reserves review as of 10-1-10
      Line (3) = Line (1) + Line (2)
      Line (4) from BEB and Mobil Erdgas statements
      Line (5) from reserves review as of 10-1-10
      Line (6) = Line (4) / Line (3)
      Line (7) from 2009 depletion calculations
      Line (8) from 2009 depletion calculations
      Line (9) = Line (7) - Line (8)
      Line (10) = Line (9) x Line (6)
      Line (11) = Sum Line (10) / Sum Line (9)